UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1H12 BR GAAP Results

July 26th, 2012

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


5.2
-0.3
7.5
2.7
1.9
4.1
2008
2009
2010
2011
2012e
2013e

Interest Rate – Selic (%)


13.75
8.75
10.75
11.00
7.50
8.50
2008
2009
2010
2011
2012e
2013e

Inflation (IPCA %)


5.9
4.3
5.9
6.5
4.9
5.5
2008
2009
2010
2011
2012e
2013e

Exchange Rate (R$ / US$)


2.34
1.74
1.67
1.88
1.95
1.95
2008
2009
2010
2011
2012e
2013e

TABLE OF CONTENTS

HIGHLIGHTS – 1H12 vs. 1H11

- Net profit decreases 4%
- Loan portfolio grows 17%
- Total revenues[1] increase 19%
- Costs control
- Increase of gross allowance for loan losses
- Balance Sheet strength

1. Considers net interest income and fee and commission income.

TABLE OF CONTENTS

RESULTS

NET PROFIT[1]: Reduction of 4.3% in 12 months


R$ MM
-5.5%
-17.1%
-4.3%
1,549
738
811
1,641
776
866
1,643
776
867
1,766
909
856
1,464
909
555
3,376
1,552
1,824
3,230
1,818
1,412
2Q11
3Q11
4Q11
1Q12
2Q12
1H11
1H12
Accounting Net Profit
Goodwill

Profit/share[2] In Reais

2Q11	3Q11	4Q11	1Q12	2Q12	1H11	1H12
1.63	1.73	1.73	1.86	1.54	1.78	1.70

BR GAAP Criterion

1. Accounting Net profit with reversal of 100% of goodwill amortization expenses from the acquisition of Banco Real.
2. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

RESULTS

Managerial Profit[1] (R$ Million)		1H12	1H11	Var. (%) YoY	Var. (%) QoQ
1	Net Interest Income	16,456	13,552	21.4%	3.7%
2	Allowance for Loan Losses	(6,899)	(4,692)	47.0%	23.2%
3	Fee and Commission Income	4,843	4,376	10.7%	-4.2%
4	General Expenses[2]	(7,686)	(6,947)	10.6%	-0.9%
	Tax Expenses	(1,574)	(1,398)	12.5%	-4.0%
	Other Operating Income/Expenses[3]	(1,711)	(1,328)	28.9%	-0.5%
	PROFIT BEFORE TAXES	3,430	3,562	-3.7%	-23.1%
	Income Tax and Social Contribution	(151)	(152)	-0.8%	-94.4%
	Minority Interest	(49)	(34)	42.5%	-41.0%
	MANAGERIAL NET PROFIT	3,230	3,376	-4.3%	-17.1%

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS

1 NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


23.9%
3.7%
6,761
7,148
7,378
8,077
8,379
1,190
274
5,298
1,493
288
5,366
1,269
273
5,836
1,790
246
6,042
1,815
211
6,354
2Q11
3Q11
4Q11
1Q12
2Q12
Credit
Deposits
Others²

NII with Clients and Interest Rates


Interest Rate (Quarter average) – Selic
2Q11
3Q11
4Q11
1Q12
2Q12
11.9 %
12.2 %
11.3 %
10.3 %
8.9 %
12.4%
11.9%
12.1%
12.4%
12.7%
Credit Spread (%)
0.9%
1.0%
0.9%
0.8%
0.7%
Deposits Spread (%)
2Q11
3Q11
4Q11
1Q12
2Q12

BR GAAP Criterion

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and others net interest incomes.

RESULTS

1.1 NET INTEREST INCOME– Loan Portfolio

Expanded Credit

R$ Billion


17.3%
2.8%
185
200
209
211
217
2Q11
3Q11
4Q11
1Q12
2Q12


Corporate
32%
Individuals
34%
SMEs
16%
Consumer
Finance
18%

Segment Breakdown*

R$MM	2Q12	2Q11	YoY (%)	QoQ (%)
Individuals	68,831	60,434	13.9%	3.5%
Consumer Finance	36,682	30,785	19.2%	0.8%
SMEs	33,603	27,204	23.5%	1.6%
Corporate	66,516	57,413	15.9%	5.0%
Total	**205,632**	**175,837**	**16.9%**	**3.2%**
Other transactions[1]	11,423	9,195	24.2%	-3.0%
Expanded Portfolio	**217,055**	**185,032**	**17.3%**	**2.8%**
Organic Expanded Portfolio[2]	**215,602**	**181,244**	**15.7%[3]**	**1.6%[3]**

BR GAAP Criterion

(*) Loans by segment for the year 2011 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q12

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
2. Does not consider payroll portfolio acquired from other banks and includes sell of mortgage portfolio. 3. Excludes exchange rate variation.

Santander

RESULTS

2 ALLOWANCE FOR LOAN LOSSES – Credit Indicators



NPL Over 60 days[1]
8.9%
9.0%
7.9%
8.0%
8.4%
8.4%
6.1%
5.2%
5.3%
5.5%
5.7%
6.0%
3.4%
2.9%
2.9%
2.9%
3.2%
3.2%
2Q11
3Q11
4Q11
1Q12
2Q12
NPL Over 90 days[2]
7.2%
7.3%
6.4%
6.5%
6.8%
6.7%
4.8%
4.3%
4.3%
4.5%
4.5%
4.9%
2.6%
2.5%
2.3%
2.4%
2.4%
2.6%
2Q11
3Q11
4Q11
1Q12
2Q12
Corporate
Individuals
Total
Normalized by the portfolio sale

BR GAAP Criterion

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

RESULTS

2 ALLOWANCE FOR LOAN LOSSES


4.4%
4.7%
4.7%
5.0%
5.4%
YoY Var.
QoQ Var.
3,808
+49.3%
+23.2%
2,551
2,489
2,277
3,091
2,971
2,981
2,825
3,424
4,358
+46.7%
+27.3%
(421)
(492)
(548)
(334)
(551)
+30.9%
+65.1%
2Q11
3Q11
4Q11
1Q12
2Q12
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost¹
BR GAAP Criterion

1. Credit Cost: Twelve months accumulated allowance for Loan Losses / Twelve months average credit portfolio including guarantees

RESULTS

3 FEES AND COMMISSION INCOME

Total[1]


6.1%
-4.2%
2,234
2,255
2,319
2,473
2,370
2Q11
3Q11
4Q11
1Q12
2Q12

Breakdown of Fee and Commission Income

R$ Million	1H12	1H11	YoY (%)	QoQ (%)
Lending Operations	532	462	15.4%	-4.3%
Current Account	783	725	8.0%	-0.7%
Insurance	791	843	-6.2%	-28.0%
Collection Services[2]	352	292	20.3%	5.5%
Cards[3]	1,315	973	35.1%	3.5%
Asset Management[4]	650	622	4.6%	-1.1%
Securities Brokerage and Placement	175	253	-31.0%	0.6%
Others	245	205	19.3%	9.1%
TOTAL	**4,843**	**4,376**	**10.7%**	**-4.2%**

BR GAAP Criterion

1. Includes fee and commission income;
2. Includes collection and bill;
3. Includes acquiring services; 4. Includes income from funds and consortia

4 GENERAL EXPENSES

General Expenses

R$ Million


10.3%
-0.9%
3,470
3,575
3,908
3,860
3,826
324
327
374
397
400
1,614
1,654
1,819
1,824
1,779
1,532
1,594
1,714
1,639
1,647
2Q11
3Q11
4Q11
1Q12
2Q12
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	1H12	1H11	YoY (%)	QoQ (%)
Administrative	3,287	3,040	8.1%	0.5%
Personnel[1]	3,603	3,275	10.0%	-2.5%
Subtotal	**6,889**	**6,315**	**9.1%**	**-1.1%**
Depreciation and Amortization[2]	797	633	26.0%	0.8%
Total	**7,686**	**6,947**	**10.6%**	**-0.9%**

Additional Information

Branches	2,373	2,273	100	13
Employees	54,918	53,361	1,557	(135)

BR GAAP Criterion

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense from the acquisition of Banco Real.

RATIOS

Efficiency Ratio[1] (%)


46.6%
43.6%
41.9%
46.2%
42.7%
2Q11
1Q12
2Q12
1H11
1H12

Recurrence[2] (%)


64.4%
64.1%
61.9%
63.0%
63.0%
2Q11
1Q12
2Q12
1H11
1H12

ROAA[3] (%)


1.6%
1.8%
1.4%
1.8%
1.6%
2Q11
1Q12
2Q12
1H11
1H12

ROAE[4] (%)


13.6%
14.2%
11.5%
14.9%
12.9%
2Q11
1Q12
2Q12
1H11
1H12

BR GAAP Criterion

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense); 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized) ; 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY



Assets[1] – R$ Billion
3.6%
5.2%
406
400
421
2Q11
1Q12
2Q12



Equity[1] – R$ Billion
11.5%
1.3%
45.8
50.4
51.1
2Q11
1Q12
2Q12

BR GAAP Criterion

1. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 2Q11 was R$ 19 billion, 1Q12 R$ 16 billion and 2Q12 R$ 15 billion.

RATIOS

Coverage Ratio over 90 days[1]


143.0%
134.5%
137.7%
2Q11
1Q12
2Q12

BIS Ratio[2]


27.2%
2.7%
24.5%
24.0%
2.2%
21.8%
21.9%
2.0%
19.9%
2Q11
1Q12
2Q12
Tier I
Tier II

BR GAAP Criterion

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 21.9% in June/11, 19.8% in March/12 e 18.2% in June/12 .

Santander

FUNDING

R$ Billion	2Q12	2Q11	12M%	3M%
Demand Deposits + Savings Deposits	36.7	44.4	-17%	3%
Time Deposits + Debentures[1]	122.6	113.9	8%	-4%
Treasury Notes (*Letras Financeiras*)	27.2	14.9	83%	6%
Funding From Clients (A)	**186.5**	**173.1**	**8%**	**-1%**
(-) Reserve Requirements	(39.2)	(44.3)	-11%	-7%
Borrowing and Onlendings	9.9	11.3	-12%	-1%
Subordinated Debt	11.5	10.3	12%	2%
Offshore Funding	26.1	22.9	14%	12%
Total Funding (B)	**194.8**	**173.3**	**12%**	**2%**
Assets Under Management[2]	138,3	127,6	8%	2%
Total Funding + AUM	**333,1**	**300,9**	**11%**	**2%**
Total Credit (C)	205.6	175.8	17%	3%
C/ B (%)	106%	101%	-	-
C / A (%)	110%	102%	-	-

BR GAAP Criterion

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

TABLE OF CONTENTS

FINAL REMARKS – 1H12 vs. 1H11

- Net profit decreases 4%
- Loan portfolio and funding growth
  - Loan Portfolio grows 17%
  - Funding from clients grow 8%
- Revenues` growth
  - Total revenues[1] grow 19%
  - Efficiency ratio presents 3.5 p.p. of improvement
- Costs control
- Higher allowance for loan losses
  - NPL over 90 days grow 0.6 p.p.
  - Increase in gross allowance from loan losses of 36%
- Balance sheet strength
  - BIS Ratio 21.9%
  - Coverage ratio reaches 137.7%

1. Considers net interest income and fee and commission income

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] – Accumulated (R$ million)

Managerial Financial Statement (R$ Million)	1H12	1H11	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**16,456**	**13,552**	**2,904**	**21.4%**
Allowance for Loan Losses	(6,899)	(4,692)	(2,206)	47.0%
NET INTEREST INCOME AFTER LOAN LOSSES	**9,558**	**8,860**	**698**	**7.9%**
Fee and Commission Income	4,843	4,376	467	10.7%
General Expenses	(7,686)	(6,947)	(739)	10.6%
Personnel Expenses + Profit Sharing	(3,603)	(3,275)	(328)	10.0%
Administrative Expenses[2]	(4,084)	(3,672)	(411)	11.2%
Tax Expenses	(1,574)	(1,398)	(175)	12.5%
Investments in Affiliates and Subsidiaries	1	2	(1)	-53.5%
Other Operating Income (Expenses)[3]	(1,747)	(1,498)	(249)	16.6%
OPERATING INCOME	**3,395**	**3,394**	**1**	**0.0%**
Non Operating Income	35	169	(133)	-79.2%
INCOME BEFORE TAXES	**3,430**	**3,562**	**(133)**	**-3.7%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(151)	(152)	1	-0.8%
MINORITY INTEREST	(49)	(34)	(15)	42.5%
NET PROFIT	**3,230**	**3,376**	**(146)**	**-4.3%**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement (R$ Million)	2Q11	3Q11	4Q11	1Q12	2Q12
NET INTEREST INCOME	**6,761**	**7,148**	**7,378**	**8,077**	**8,379**
Allowance for Loan Losses	(2,551)	(2,489)	(2,277)	(3,091)	(3,808)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,211**	**4,659**	**5,101**	**4,986**	**4,571**
Fee and Commission Income	2,234	2,255	2,319	2,473	2,370
General Expenses	(3,470)	(3,575)	(3,908)	(3,860)	(3,826)
Personnel Expenses + Profit Sharing	(1,614)	(1,654)	(1,819)	(1,824)	(1,779)
Administrative Expenses[2]	(1,856)	(1,921)	(2,088)	(2,036)	(2,048)
Tax Expenses	(733)	(799)	(762)	(803)	(771)
Investments in Affiliates and Subsidiaries	1	(1)	3	0	0
Other Operating Income (Expenses)[3]	(810)	(815)	(906)	(901)	(846)
OPERATING INCOME	**1,432**	**1,724**	**1,848**	**1,896**	**1,498**
Non Operating Income	125	41	97	43	(8)
INCOME BEFORE TAXES	**1,557**	**1,765**	**1,945**	**1,939**	**1,491**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	8	(108)	(271)	(143)	(8)
MINORITY INTEREST	(16)	(16)	(30)	(31)	(18)
NET PROFIT	**1,549**	**1,641**	**1,643**	**1,766**	**1,464**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

BALANCE SHEET

Assets (R$ million)

Assets	Jun-11	Sep-11	Dec-11	Mar-12	Jun-12
Current Asset and Long-term Assets	398,142	410,671	398,671	391,458	411,496
Cash and Cash Equivalents	4,231	4,587	4,471	5,658	4,849
Interbank Investments	22,896	24,780	25,485	29,220	29,251
Securities and Derivative Financial Instrument	104,642	73,968	74,616	62,870	69,712
Interbank Accounts	46,266	45,730	45,258	44,098	40,910
Interbranch Accounts	20	10	1	3	2
Lending Operations	165,023	176,965	185,064	187,355	192,762
- Lending Operations	175,837	188,389	197,062	199,333	205,632
- Allowance for Loan Losses	(10,814)	(11,423)	(11,998)	(11,979)	(12,870)
Other Receivables	53,535	59,348	62,600	60,798	72,448
Other Assets	1,529	25,282	1,177	1,457	1,561
Permanent Assets	26,514	25,229	25,055	24,172	23,853
Investments	67	72	69	40	38
Fixed Assets	4,490	4,609	4,935	4,951	5,041
Intangibles	21,958	20,549	20,051	19,181	18,774
- Goodwill	28,013	27,023	27,031	27,037	26,175
- Others	(6,056)	(6,474)	(6,981)	(7,856)	(7,401)
Total Assets	424,656	435,900	423,726	415,630	435,349
Total Assets (excluding goodwill)	405,798	418,550	407,151	399,965	420,593

BR GAAP Criterion

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Jun-11	Sep-11	Dec-11	Mar-12	Jun-12
Current Liabilities and Long-Term Liabilities	**359,258**	**369,690**	**357,389**	**348,759**	**368,730**
Deposits	121,677	119,920	121,798	122,907	121,819
Demand Deposits	14,073	13,869	13,537	11,817	11,949
Saving Deposits	30,299	30,271	23,293	23,922	24,763
Interbank Deposits	2,283	2,370	2,870	2,953	3,056
Time Deposits	75,021	73,411	82,097	84,214	82,051
Money Market Funding	74,813	72,047	78,036	66,548	69,646
Funds from Acceptance and Issuance of Securities	33,403	39,285	39,933	47,406	51,630
Interbank Accounts	1,653	1,580	8	1,530	1,406
Interbranch Accounts	1,490	1,253	2,013	1,195	1,091
Borrowings	13,379	16,163	14,822	13,108	14,643
Domestic Onlendings - Official Institutions	11,261	11,113	10,222	10,063	9,772
Foreign Onlendings	990	1,199	1,077	499	396
Derivative Financial Instruments	5,177	6,502	4,683	3,805	5,464
Other Payables	95,415	100,629	84,799	81,699	92,864
Deferred Income	193	201	207	202	218
Minority Interest	520	536	551	564	571
Equity	64,684	65,473	65,579	66,105	65,829
Total Liabilitities and Equity	**424,656**	**435,900**	**423,726**	**415,630**	**435,349**
Equity (excluding goodwill)	**45,826**	**48,122**	**49,004**	**50,440**	**51,073**

BR GAAP Criterion

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	2Q12	2Q11	Var. YoY	1Q12	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	2,382	2,353	1.2%	2,326	2.4%
Credit Card	14,636	11,707	25.0%	13,798	6.1%
Payroll Loans[2]	15,383	14,857	3.5%	15,194	1.2%
Mortgage	10,241	7,647	33.9%	9,518	7.6%
Agricultural Loans	2,295	2,560	-10.3%	2,516	-8.8%
Personal Loans / Others	23,893	21,311	12.1%	23,175	3.1%
Total	**68,831**	**60,434**	**13.9%**	**66,526**	**3.5%**
Corporate					
Leasing / Auto Loans	3,183	2,930	8.6%	3,149	1.1%
Real Estate	7,166	6,278	14.2%	6,525	9.8%
Trade Finance	16,907	18,685	-9.5%	16,680	1.4%
On-lending	8,747	7,557	15.7%	9,026	-3.1%
Agricultural Loans	1,565	1,817	-13.9%	1,748	-10.5%
Working Capital / Others	62,551	47,350	32.1%	59,278	5.5%
Total	**100,119**	**84,618**	**18.3%**	**96,406**	**3.9%**

(*) Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,198 in 2Q12, R$ 26,759 million in 2Q11 and R$ 31,983 MM in 1Q12.

BR GAAP Criterion

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months was 20.3% and 3.5% in the quarter.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1H12	1H11
NET PROFIT - BR GAAP	1,412	1,824
Reversal of Goodwill Amortization	1,818	1,552
MANAGERIAL NET PROFIT - BR GAAP	3,230	3,376
Impairment on Loans and Receivables	(26)	41
Others	(22)	737
NET PROFIT - IFRS	3,182	4,154

SANTANDER ACQUIRING

In 1H12:

- **We have already achieved the target for 2012: <u>reaching over 324 thousand merchants</u>** (108% of goal for2012)

- *Market share* of **3.52%** in jun/12 (1.74% in jun/11). Target: 10% by 2013

Santander Acquiring		2011	1H12
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 6,865 ✓ 62.5	▪ 6,242 ✓ 54.1
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 4,091 ✓ 76.6	▪ 3,649 ✓ 66.5
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 10,955 ✓ 139.1	▪ 9,891 ✓ 120.6

RESULTS

2 ALLOWANCE FOR LOAN LOSSES – Credit Indicators


NPL from 15 to 90 days[1]
7.7%
7.3%
7.4%
8.0%
7.6%
5.3%
4.8%
4.9%
5.5%
5.1%
3.1%
2.5%
2.6%
3.2%
2.8%
2Q11
3Q11
4Q11
1Q12
2Q12
Corporate
Individuals
Total

Critério BR GAAP

1. Non-performing loans from 15 to 90 days / total loans

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br